Exhibit 99.1

For Immediate Release

Bio Blast Pharma Receives Orphan Drug Designation

From U.S. FDA for Cabaletta for the Treatment of Spinocerebellar Ataxia Type 3

TEL AVIV, Israel, November 19, 2014 – Bio Blast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases, announced today that it has been granted Orphan Drug Designation by the U.S. Food & Drug Administration (FDA) for Cabaletta for the treatment of Spinocerebellar Ataxia Type 3 (commonly known as SCA3 and Machado Joseph disease). This is the second indication for which Bio Blast’s Cabaletta has received such designation.

Cabaletta is a chemical chaperone that protects against pathological processes in cells. It has been shown to prevent pathological aggregation of proteins within cells in several diseases associated with abnormal cellular-protein aggregation. Cabaletta has demonstrated efficacy in preclinical cells and animal models of SCA3 and other PolyA/PolyQ diseases, including Occulopharyngeal Muscular Dystrophy (OPMD) and Spino bulbar cerebellar ataxia (SBMA, or Kennedy’s disease). Bio Blast plans to make clinical progress in each of these indications in 2015.

“This orphan drug designation lays the foundation for what we believe are very favorable conditions to continue to pursue our clinical plans and reflects our commitment to those patients suffering from rare diseases for which there are few or no therapeutic options. It is yet another step on Bio Blast’s route to create and capture value from our research and clinical work," stated Dalia Megiddo, MD MBA, Chief Executive Officer of Bio Blast. We currently are conducting a phase 2 clinical trial to test the efficacy of Cabaletta in SCA3 and plan to start our SCA3 pivotal study in 2015.

About Orphan Drug Designation

Orphan drug designation is granted by the FDA Office of Orphan Products Development (OOPD) to novel drugs or biologics that treat a rare disease or condition affecting fewer than 200,000 patients in the U.S. The designation provides the drug developer with a seven-year period of U.S. marketing exclusivity upon approval of the drug, as well as tax credits for clinical research costs, the ability to apply for annual grant funding, clinical research trial design assistance and waives the Prescription Drug User Fee Act (PDUFA) filing fees.

About Bio Blast Pharma

Bio Blast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases.

Founded in 2012, the company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases.

The Bio Blast platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. For more information please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward-looking statements when we discuss that our platforms potentially offer solutions for several diseases that share the same biological pathology and may address an unmet medical need, when we discuss anticipated progress in our clinical trials and timing thereof and when we discuss creating value from Bio Blast research and clinical work. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on Bio Blast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bio Blast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in Bio Blast Pharma's final IPO prospectus filed with the Securities and Exchange Commission (SEC) and in any subsequent SEC filings. Except as otherwise required by law, Bio Blast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

U.S. Investor Contact:
Michael Rice
Founding Partner
LifeSci Advisors, LLC
mrice@lifesciadvisors.com
(646) 597-697